

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2023

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
120 Kentucky Ave., Suite 110
Lexington, Kentucky 40502

> **Re: My Racehorse CA LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 12**
> **Filed August 4, 2023**
> **File No. 024-11808**

Dear Michael Behrens:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 12 Filed August 4, 2023

General

1. We note your response to comment 1. In appropriate places, please revise to state, as you do in your response, that the Manager is ultimately responsible for executing decisions, and that trainers, stable hands, veterinarians and other persons involved in the regular care and maintenance of the horses and paid by or managed by the Company handle the ordinary day-to-day activities subject to the Manager's authority.

2. With respect to comment 7, please confirm that the statements and information provided in your correspondence filed with the Commission on March 30, 2021 remain complete and accurate in describing your expertise in managing horses and the level of actual involvement you have in managing the horses purchased by your various series LLCs.

3.   We note your response to comment 8. Please clarify whether the securities offered by Series Edge, outside of this offering statement, in any corresponding Regulation D offering are identical to the securities being offered pursuant to Regulation A and disclose and explain any material differences in the rights of the respective securityholders.

4.   We note your response to comment 9. Per Instruction 5 to Item 6 of Part II of Form 1-A, "[i]f any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources of such other funds and whether such funds are firm or contingent." If any material amounts of other funds (i.e. amounts raised in a Series Edge offering) are to be used in conjunction with the proceeds raised in this offering, please revise to state as much, as well as the amounts and sources of such other funds and whether they are firm or contingent.

5.   We note your revised Exhibit 16.1 in response to comment 10. Please revise to reflect which interests were sold pursuant to Regulation A and Regulation D.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Christopher Tinen